As filed with the Securities and Exchange Commission on September 23, 1998

                                                     Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                             ----------------------

                        HOME PROPERTIES OF NEW YORK, INC.
               (Exact name of registrant as specified in charter)
                            ------------------------
       Maryland                                 16-1455126
   (State or other jurisdiction of  (I.R.S. Employer
   incorporation or organization)   Identification No.)

                               850 Clinton Square
                            Rochester, New York 14604
                                 (716) 546-4900
                        (Address, including zip code, and
                    telephone number, including area code, of
                    registrant's principal executive offices)
                               -------------------
                             Ann M. McCormick, Esq.
                  Vice President, Secretary and General Counsel
                        Home Properties of New York, Inc.
                               850 Clinton Square
                            Rochester, New York 14604
                                 (716) 246-4105

                       (Name, address, including zip code,
                      and telephone number, including area
                           code, of agent for service)
                               -------------------
                                   Copies to:
                           Deborah McLean Quinn, Esq.
                       Nixon, Hargrave, Devans & Doyle LLP
                               900 Clinton Square
                            Rochester, New York 14604
                                 (716) 263-1307
                                ----------------
     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

         If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

Title of Each                  Proposed         Proposed         Amount
Class of          Amount to    Maximum          Maximum          of
Securities         to be       Offering Price   Aggregate        Registra-
Registered        Registered   Per Share        Offering Price   tion Fee

Common Stock
par value $.01    2,127,937 sh. $22.5625        $48,011,579       $14,549.00

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the prices reported on the New York Stock Exchange on September
17, 1998 of $22.5625.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

PROSPECTUS
                                 2,127,937 Shares
                        HOME PROPERTIES OF NEW YORK, INC.
                                  COMMON STOCK
                                ($.01 par value)
                               -------------------
         All of the shares of the common stock, par value $.01 per share (the "Common Stock") of Home Properties of New York, Inc. ("Home Properties" or the "Company") offered hereby are being offered by the Selling Shareholders of Home Properties. See "Selling Shareholders." The Company will not receive any proceeds from the sale of the shares offered hereby. The Common Stock is listed on the New York Stock Exchange under the symbol "HME". On September 17, 1998, the closing price of the Common Stock on the New York Stock Exchange was $22.5625 per share.
                                 ---------------

         Home Properties is a self-administered, self-managed, fully integrated real estate investment trust. Home Properties conducts substantially all of its business and owns all of its properties through Home Properties of New
York, L.P. (the "Operating Partnership").   To comply with certain technical
requirements  of the  Internal Revenue Code of 1986,  as amended (the
"Code") applicable to real estate investment trusts ("REITs"), the Operating Partnership carries out portions of its property management and development activities through management companies beneficially owned by the Operating Partnership but controlled by one or more officers of Home Properties (collectively, the "Management Companies").

         The shares offered hereby may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions by the holders thereof, including donees and pledgees of named holders ("Selling Shareholders"). The shares may be sold by one or more of the following methods, without limitation:
(a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer.
In effecting sales, brokers or dealers engaged by one or more of the Selling Shareholders may arrange for other brokers or dealers to participate.
Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. The Selling Shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act of 1933, as amended
(the "Securities Act").

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                                   ----------
                The date of this Prospectus is September __, 1998

                              ADDITIONAL INFORMATION

         Home Properties has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

         Home Properties is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding Home Properties at http://www.sec.gov. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning Home Properties can be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         Home Properties furnishes its stockholders with annual reports containing audited financial statements with a report thereon by its independent public accountants.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents, which have been filed by Home Properties under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated in this Prospectus Supplement by reference: The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;
the Company's Quarterly Reports on Form 10-Q for the quarterly periods ending March 30, 1998, and June 30, 1998; the Company's Current Report on Form 8-K filed on February 20, 1998, as amended by Form 8-K/A filed on March 24,1998; Current Reports on Form 8-K filed on March 24, 1998, March 26, 1998, April 15, 1998, May 22, 1998, June 2, 1998, June 19, 1998,
July 13, 1998 and on August 6, 1998; the Company's Current Report on
Form 8-K/A filed on January 12, 1998, amending its Current
Report on Form 8-K filed on October 7, 1997; and all other reports filed by the Company pursuant to Section 13(a) of the Exchange Act since
December 31, 1997.

         All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by references in and to be a part of this Prospectus from the date of filing of such reports and documents (provided, however, that the information referred to in Instruction 8 to Item 402(a)(3) of Regulation S-K promulgated by the Securities and Exchange Commission is not incorporated herein by reference).

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in the Registration Statement containing this Prospectus or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.
Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to those documents. Requests should be directed to: David P. Gardner, Chief Financial Officer, Home Properties of New York, Inc., 850 Clinton Square, Rochester, New York 14604 (716) 546-4900.


                                   THE COMPANY

Home Properties is a fully integrated, self-managed real estate investment trust which operates 256 communities containing 33,091 apartment units. Of these, 22,780 units in 93 communities are wholly owned directly or indirectly by the Company, 7,479 units are partially owned and managed by the Company as general partner, and 2,832 units are managed for other owners. The communities are located throughout the Northeastern quadrant of the United States, including New York, Michigan, New Jersey, Pennsylvania, Maryland, Illinois, Maine, Virginia, Connecticut, Indiana and Ohio. Home Properties also manages
1.7 million square feet of commercial space. Home Properties conducts substantially all of its business and owns all of its properties through Home Properties of New York, L.P. (the "Operating Partnership"), of which the Company is the general partner. The Company is also the sole shareholder of Home Properties Trust (the "QRS"), a Maryland real estate trust, which is a limited partner of the Operating Partnership. To comply with certain technical requirements of the Internal Revenue Code, the Operating Partnership carries out portions of its property management and development activities through management companies beneficially owned by the Operating Partnership or controlled by one or more officers of Home Properties (the "Management Companies")

         The Company's executive offices are located at 850 Clinton Square, Rochester, New York 14604. Its telephone number is (716) 546-4900.


                                 USE OF PROCEEDS

         The Company will not receive any cash proceeds as a result of this offering. The Company will, however, acquire additional partnership units in the Operating Partnership in exchange for the shares of Common Stock issued to the Selling Shareholders which are being sold hereunder. See "Selling Shareholders" below.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized capital stock of Home Properties consists of 50 million shares of Common Stock, par value $.01 per share ("Common Stock"), 10 million shares of excess stock ("Excess Stock"), par value $.01 per share, and 10 million shares of preferred stock ("Preferred Stock"), par value $.01 per share. The following summary description of the Common Stock and the Preferred Stock sets forth certain general terms and conditions of the capital stock of Home Properties. The descriptions below do not purport to be complete and are qualified entirely by reference to Home Properties' Articles of Amendment and Restatement of Articles of Incorporation, as amended ("Articles of Incorporation").

COMMON STOCK

         All shares of Common Stock offered will be duly authorized, fully paid, and nonassessable. Holders of the Common Stock will have no conversion, redemption, sinking fund or preemptive rights; however, shares of Common
Stock will automatically convert into shares of Excess Stock as described below. Under the Maryland General Corporation Law ("MGCL"), stockholders are generally not liable for Home Properties' debts or obligations, and the holders of shares will not be liable for further calls or assessments by Home Properties.
Subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below, all shares of Common Stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

         Subject to the right of any holders of Preferred Stock to receive preferential distributions, the holders of the shares of Common Stock will be entitled to receive distributions in the form of dividends if and when declared by the Board of Directors of Home Properties out of funds legally available therefor, and, upon liquidation of Home Properties, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of Home Properties, including debts and liabilities arising out of its status as general partner of the Operating Partnership, and any liquidation preference of issued and outstanding Preferred Stock. Home Properties intends to continue paying quarterly distributions.

      The holder of each outstanding share of Common Stock will be entitled to one vote on all matters presented to stockholders for a vote, subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below. As described below, the Board of Directors of Home Properties may, in the future, grant holders of one or more series of Preferred Stock the right to vote with respect to certain matters when it fixes the attributes of such series of Preferred Stock. Pursuant to the MGCL, Home Properties cannot dissolve, amend its charter, merge another entity, sell all or substantially all its assets, engage in a share exchange or engage in similar transactions unless such action is approved by stockholders holding a majority of the outstanding shares entitled to vote on such matter. In addition, the Second Amended and Restated Partnership Agreement of the Operating Partnership, as amended (the "Partnership Agreement") requires that any merger or sale of all or substantially all of the assets of Operating Partnership be approved by partners holding a majority of the outstanding Units, excluding Operating

Partnership Units held by Home Properties. Home Properties' Articles of Incorporation provide that its Bylaws may be amended by its Board of Directors.

         The holder of each outstanding share of Common Stock will be entitled to one vote in the election of directors who serve for terms of one year. Holders of the shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares entitled to vote in the election of directors will be able to elect all of the directors. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors. The State Treasurer of the State of Michigan, as custodian of various public employee retirement systems (the "Michigan Retirement System") owns the Class A interest in the Operating Partnership which is, under certain circumstances, convertible into 1,666,667 shares of Common Stock (subject to adjustment). Under the purchase agreement with respect to that Class A interest, the Michigan Retirement System has the right to nominate one person to stand for election the Home Properties' Board of Directors. If the preferred return on the Class A interest is not paid by the Operating Partnership, the Michigan Retirement System may nominate additional directors. The Michigan Retirement System also owns a substantial number of shares of Common Stock.

PREFERRED STOCK

         Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of Home Properties.
The Board of Directors will fix the attributes of any Preferred Stock that it authorizes for issuance. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Home Properties.

         Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Home Properties, then, before any distribution or payment shall be made to the holders of any shares of Common Stock, any Excess Shares or any other class or series of capital stock of Home Properties ranking junior to any outstanding Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of Home Properties, the holders of shares of each series of Preferred Stock shall be entitled to receive out of assets of Home Properties legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid thereon
(which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of Preferred Stock do not have cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of Home Properties. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Home Properties are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of Home Properties ranking on a parity with such shares of Preferred Stock in the distribution of assets, then the holders of such shares of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

RESTRICTIONS ON TRANSFER

      OWNERSHIP LIMITS. Home Properties' Articles of Incorporation contain certain restrictions on the number of shares of capital stock that stockholders may own. For Home Properties to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because Home Properties expects to continue to qualify as a REIT, its Articles of Incorporation contain restrictions on the ownership and transfer of shares of its capital stock intended to ensure compliance with these requirements.

         Subject to certain exceptions specified in the Articles of Incorporation, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% (the "Ownership Limit") of the value of the issued and outstanding shares of capital stock of Home Properties. Certain entities, such as qualified pension plans, are treated as if their beneficial owners were the holders of the Common Stock held by such entities. Stockholders ("Existing Holders") whose holdings exceeded the Ownership Limit immediately after Home Properties' initial public offering of its Common Stock, assuming that all Units of the Operating Partnership are counted as shares of Common Stock, are permitted to continue to hold the number of shares they held on such date and may acquire additional shares of capital stock upon (i) the exchange of Units for Shares, (ii) the exercise of stock options or receipt of grants of shares of capital stock pursuant to a stock benefit plan, (iii) the acquisition of shares of capital stock pursuant to a dividend reinvestment plan, (iv) the transfer of shares of capital stock from another Existing Holder or the estate of an Existing Holder by devise, gift or otherwise, or (v) the foreclosure on a pledge of shares of capital stock; provided, no such acquisition may cause any Existing Holder to own, directly or by attribution, more than 17.5% (the "Existing Holder Limit") of the issued and outstanding Shares, subject to certain additional restrictions. The Board of Directors of Home Properties may increase or decrease the Ownership Limit and Existing Holder Limit from time to time, but may not do so to the extent that after giving effect to such increase or decrease (i) five beneficial owners of Shares could beneficially own in the aggregate more than 49.5% of the aggregate value of the outstanding capital stock of Home Properties or (ii) any beneficial owner of capital stock would violate the Ownership Limit or Existing Holder Limit as a result of a decrease. The Board of Directors may waive the Ownership Limit or the Existing Holder Limit with respect to a holder if such holder provides evidence acceptable to the Board of Directors that such holder's ownership will not jeopardize Home Properties' status as a REIT.

         Any  transfer  of   outstanding capital stock of Home Properties
("Outstanding Stock") that would (i) cause any holder, directly or by attribution, to own capital stock having a value in excess of the Ownership Limit or Existing Holder Limit, (ii) result in shares of capital stock other than Excess Stock, if any, to be owned by fewer than 100 persons, (iii) result in Home Properties being closely held within the meaning of section 856(h) of the Code, or (iv) otherwise prevent Home Properties from satisfying any criteria necessary for it to qualify as a REIT, is null and void, and the purported transferee acquires no rights to such Outstanding Stock.

         Outstanding Stock owned by or attributable to a stockholder or shares of Outstanding Stock purportedly transferred to a stockholder which cause such
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

stockholder or any other stockholder to own shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will automatically convert into shares of Excess Stock. Such Excess Stock will be transferred by operation of law to a separate trust, with Home Properties acting as trustee, for the exclusive benefit of the person or persons to whom such Outstanding Stock may be ultimately transferred without violating the Ownership Limit or Existing Holder Limit. Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of Home Properties. While the Excess Stock is held in trust, it will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in dividends or other distributions. Any record owner or purported transferee of Outstanding Stock which has converted into Excess Stock (the "Excess Holder") who receives a dividend or distribution prior to the discovery by Home Properties that such Outstanding Stock has been converted into Excess Stock must repay such dividend or distribution upon demand. While Excess Stock is held in trust, Home Properties will have the right to purchase it from the trust for the lesser of (i) the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock) or (ii) the market price of shares of capital stock equivalent to the Outstanding Stock which converted into Excess Stock
(as determined in the manner set forth in the Articles of Incorporation) on the date Home Properties exercises its option to purchase. Home Properties must exercise this right within the 90-day period beginning on the date on which it receives written notice of the transfer or other event resulting in the conversion of Outstanding Stock into Excess Stock.
Upon the liquidation of Home Properties, distributions will be made with respect to such Excess Stock as if it consisted of the Outstanding Stock from which it was converted.

         Any Excess Holder, with respect to each trust created upon the conversion of Outstanding Stock into Excess Stock, may designate any individual as a beneficiary of such trust; provided, such person would be permitted to own the Outstanding Stock which converted into the Excess Stock held by the trust under the Ownership Limit or Existing Holder Limit and the consideration paid to such Excess Holder in exchange for designating such person as the beneficiary is not in excess of the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock). Home Properties' redemption right must have expired or been waived prior to such designation. Immediately upon the designation of a permitted beneficiary, the Excess Stock, if any, will automatically convert into shares of the Outstanding Stock from which it was converted and Home Properties as trustee of the trust will transfer such shares, if any, and any proceeds from redemption or liquidation to the beneficiary.

         If the restrictions on ownership and transfer, conversion provisions or trust arrangements in Home Properties' Articles of Incorporation are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Excess Holder of any Outstanding Stock that would have converted into shares of Excess Stock if the conversion provisions of the Articles of Incorporation were enforceable and valid shall be deemed to have acted as an agent on behalf of Home Properties in acquiring such Outstanding Stock and to hold such Outstanding Stock on behalf of Home Properties unless Home Properties waives its right to this remedy.

      The foregoing ownership and transfer limitations may have the effect of precluding acquisition of control of Home Properties without the consent of its

Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines, and the stockholders concur, that it is no longer in the best interests of Home Properties to attempt to qualify, or to continue to qualify, as a REIT. Approval of the limited partners of the Operating Partnership to terminate REIT status is also required.

         OWNERSHIP REPORTS. Every owner of more than 5% of the issued and outstanding shares of capital stock of Home Properties must file a written notice with Home Properties containing the information specified in the Articles of Incorporation no later than January 31 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Home Properties in writing such information as Home Properties may request in order to determine the effect of such stockholder's direct, indirect and attributed ownership of shares of capital stock on Home Properties' status as a REIT or to comply with any requirements of any taxing authority or other governmental agency.

CERTAIN OTHER PROVISIONS OF MARYLAND LAW AND CHARTER DOCUMENTS

         The following discussion summarizes certain provisions of MGCL and Home Properties' Articles of Incorporation and Bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus constitutes a part. See "Additional Information."

         LIMITATION  OF LIABILITY AND INDEMNIFICATION.   The Articles of
Incorporation and Bylaws limit the liability of directors and officers to Home Properties and its stockholders to the fullest extent permitted from time to time by the MGCL and require Home Properties to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the MGCL.

         BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation
(an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the

MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation of Home Properties contain a provision exempting from these provisions of the MGCL any business combination involving the Leenhoutses
(or their affiliates) or any other person acting in concert or as a group with any of the foregoing persons.

         CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors:
an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

         A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a stockholder meeting is held, as of the date of the meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting shareholders under Maryland law to receive the fair value of their Shares. The fair value of the Shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of objecting shareholders' rights do not apply in the context of a control share acquisition.

         The Articles of Incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions to the extent that such acquisitions would not violate the Ownership Limit or Existing Owner Limit. There can be no assurance that such provision will not be amended or eliminated at any point in the future.


                        FEDERAL INCOME TAX CONSIDERATIONS

Introductory Notes

         The following is a general summary of certain federal income tax considerations that may be relevant to a prospective holder of shares of Common Stock. Nixon, Hargrave, Devans & Doyle LLP has acted as tax counsel to Home Properties in connection with its formation and its election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Shares. The following discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local or foreign tax considerations. This discussion does not address all of the aspects of federal income taxation that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the federal income tax laws (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States).

         This discussion contains a general summary of certain Code sections that govern the federal income tax treatment of a REIT and its stockholders. These sections of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively. Home Properties has not sought or obtained any ruling from the Internal Revenue Service or any opinions of counsel specifically related to the tax matters described below.

         EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF
THE PURCHASE, OWNERSHIP AND SALE OF SHARES OF COMMON STOCK AND THE ELECTION BY HOME PROPERTIES TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1994. The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner. No assurance, however, can be given that the Company has operated or will operate in a manner so as to qualify or remain qualified as a REIT.

  In the opinion of Nixon, Hargrave, Devans & Doyle LLP, commencing with the Company's taxable year ending December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on certain assumptions and is conditioned upon certain representations made by the Company as to certain factual matters relating to the Company's organization, manner of operation, income and assets. Nixon, Hargrave, Devans & Doyle LLP is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. The Company's qualification and taxation as a REIT will depend upon satisfaction of the requirements necessary to be classified as a REIT, discussed below, on a continuing basis. Nixon, Hargrave, Devans & Doyle LLP will not review compliance with these tests on a continuing basis. Therefore, no assurance can be given that the Company will satisfy such tests on a continuing basis. See "-Requirements for Qualification-Failure to Qualify" below.

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it currently distributes to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default on a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed in "Requirements for Qualification--Income Tests" below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company disposes of any asset acquired from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (i.e., the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis in such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the tax on "built-in-gain" assume that the Company will elect pursuant to IRS Notice 88-19 to be subject to the rules described in the preceding sentence if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION.

  Generally. To qualify as a REIT, an entity must be a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); (7) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and maintain REIT status; and (8) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Electing REIT treatment requires that the entity adopt a calendar year accounting period.

  The Company satisfies the requirements set forth above. In addition, the Company's Articles of Incorporation provide restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Capital Stock--Restrictions on Transfer."

  In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the partnerships, if any, in which the Operating Partnership will have an interest will be treated as assets, liabilities and items of the Company for purposes of applying the requirements described herein.

  INCOME TESTS. In order to maintain qualification as a REIT, there are three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a resident will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only (such as furnishing water, heat, light and air conditioning, and cleaning windows, public entrances and lobbies) and are not otherwise considered "rendered to the occupant." However, all of the rental income derived by the Company with respect to a property will not cease to qualify as "rents from real property" if any impermissible tenant services income from such property (which is deemed to be an amount that is no less than 150% of the Company's direct costs of furnishing or rendering the service or providing the management or operation) does not exceed 1% of all amounts received or accrued during the taxable year directly or indirectly by the Company with respect to such property.

  REITs generally are subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expense directly connected with the production of such income. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness owed to the REIT that such property secured, (ii) for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated, and (iii) for which such REIT makes a proper election to treat such property as foreclosure property. The Company does not anticipate that it will receive significant income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if election to treat the related property as foreclosure property.

  If property is not eligible for the election to be treated as foreclosure property ("Ineligible Property") because the related loan was acquired by the REIT at a time when default was imminent or anticipated, income received with respect to such Ineligible Property may not be qualifying income for purposes of (receives with respect to Ineligible Property will be qualifying income for purposes of) the 75% and 95% gross income tests.

  It is expected that the Company's real estate investments will continue to give rise to income that will enable it to satisfy all of the income tests described above. Substantially all of the Company's income will be derived from its interest in the Operating Partnership, which will, for the most part, qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests.

  The Operating Partnership does not anticipate charging more than a de minimis amount of rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above). The Operating Partnership does not anticipate receiving rents in excess of a de minimis amount from Related Party Tenants. The Operating Partnership does not anticipate holding a lease on any property in which rents attributable to personal property constitute greater than 15% of the total rents received under the lease. Neither the Company nor the Operating Partnership will knowingly directly perform services considered to be rendered to the occupant of property. The Operating Partnership will perform all development, construction and leasing services for, and will operate and manage, the properties owned by it directly without using an "independent contractor." Management believes that the only material services to be provided to lessees of these properties will be those usually or customarily rendered in connection with the rental of space for occupancy only. The Company does not anticipate that the Operating Partnership will provide services that might be considered rendered primarily for the convenience of the occupants of the property.

  The Operating Partnership owns all of the non-voting common stock of the Management Companies, corporations that are taxable as regular corporations. The Management Companies will perform management, development, construction and leasing services for certain properties not owned by the Company. The income earned by and taxed to the Management Companies would be nonqualifying income if earned by the Company through the Operating Partnership. As a result of the corporate structure, the income will be earned by and taxed to the Management Companies and will be received by the Operating Partnership only indirectly as dividends that qualify under the 95% test.

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any income information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "Generally," even if these relief provisions apply, a 100% tax would be imposed on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test.

  Although not an income test for REIT qualification, the "prohibited transaction" penalty tax is imposed on certain types of REIT income. As discussed below, any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of its trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax.

  ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash and cash items (including certain receivables) and government securities. For this purpose real estate assets include (i) the Company's allocable share of real estate assets held by the Operating Partnership and partnerships in which the Operating Partnership owns an interest or held by "qualified REIT subsidiaries" of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five-year) debt offering of the Company.

  For purposes of the 75% asset test, the term "interest in real property" includes an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). An "interest in real property" also generally includes an interest in mortgage loans secured by controlling equity interests in entities treated as partnerships for federal income tax purposes that own real property, to the extent that the principal balance of the mortgage does not exceed the fair market value of the real property that is allocable to the equity interest.

  The second asset test requires that, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its interests in the Operating Partnership, the Trust, any other interests in any qualified REIT subsidiary or in any other entity that is disregarded as a separate entity under Treasury Regulations dealing with entity classification). The 1998 Budget Proposal would prohibit REITs from holding stock possessing more than 10% of the vote or value of all classes of stock of a corporation. This proposal would be effective with respect to stock acquired on or after the date of first committee action. In addition, to the extent that a REIT's stock ownership is grandfathered by virtue of this effective date, that grandfathered status will terminate if the subsidiary corporation engages in a trade or business that is not engaged in on the date of first committee action or acquires substantial new assets on or after such date. Reference to these provisions was excluded from the final language included in the U.S. Senate Budget Committee's proposal for the 1998 budget, but it still could be included in any number of steps required for final budget approval.

  The Company anticipates that it will continue to be able to comply with these asset tests. The Company is deemed to hold directly its proportionate share of all real estate and other assets of the Operating Partnership and should be considered to hold its proportionate share of all assets deemed owned by the Operating Partnership through its ownership of partnership interests in other partnerships. As a result, the Company plans to hold more than 75% of its assets as real estate assets. In addition, the Company does not plan to hold any securities representing more than 10% of any one issuer's voting securities, other than any qualified REIT subsidiary, nor securities of any one issuer exceeding 5% of the value of the Company's gross assets (determined in accordance with generally accepted accounting principles). As previously discussed, the Company is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the partnership interest, itself, is not a security for purposes of this asset test.

  The Operating Partnership owns all of the nonvoting common stock of the Management Companies. The Operating Partnership does not own any of the voting securities of the Management Companies. Management believes that the Company's interest in the securities of the Management Companies through the Operating Partnership does not exceed 5% of the total value of the Company's assets. No independent appraisals have been obtained. Counsel, in rendering its opinion as to the qualification of the Company as a REIT, is relying on the conclusions of management regarding the value of such securities of the Management Companies.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.


Operating Partnership. In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of
Section 856 of the Code, including satisfying the gross income and asset tests described below.

  Annual Distribution Requirements. The Company, in order to avoid corporate income taxation of the earnings that it distributes, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration.

  To the extent that the Company does not distribute of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. The Company may elect, however, to pay the tax on its undistributed long-term capital gains on behalf of its stockholders, in which case the stockholders would include in income their proportionate share of the undistributed long-term capital gains and receive a credit or refund for their share of the tax paid by the Company.

  Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year;
(ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductable excise tax on the excess of such required distribution over the amounts actually distributed (apparently regardless of whether the Company elects (as described above) to pay the capital gains tax on undistributed capital gains).

  The Company intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the Service based upon the amount of any deduction taken for deficiency dividends.


Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding stock. The Company intends to comply with such requirements.
A REIT's failure to comply with such requirements would result in a monetary fine imposed on such REIT. However, no penalty would be imposed if such failure is due to reasonable cause and not to willful neglect.

  Failure To Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, distributions to stockholders will be taxable as ordinary income to the extent of current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible to claim the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

  Taxation Of Taxable Domestic Stockholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity taxable as such created or organized in or under the laws of the United States or of any State (including the District of Columbia), (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes, regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

  Distributions that are properly designated by the Company as capital gain dividends are subject to special treatment. According to a notice published by the Service, until further guidance is issued, if the Company designates a dividend as a capital gain dividend, it may also designate the dividend as (i) a 20% rate gain distribution, (ii) an unrecaptured Section 1250 gain distribution (25% rate) or (iii) a 28% rate gain distribution. However, the Internal Revenue Service Restructuring Reform Act of 1998 eliminated the 18-month holding period requirement for 20% rate capital gains, effective for taxable years after December 31, 1997, thus the 20% long-term capital gains rates will generally apply capital assets held more than one year, effectively eliminating the 20% rate. The maximum amount which may be designated in each class of capital gain dividends is determined by treating the Company as an individual with capital gains that may be subject to the maximum 20% and the maximum 25% rate. Such designations are binding on each stockholder, without regard to the period for which the stockholder has held its Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

  Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the Common Stock had been held for one year or less), assuming the Common Stock is a capital asset in the hands of the stockholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

  Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain dividends.

  Capital Gains and Losses. A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6% and the tax rate on long-term capital gains applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant.
In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. All or a portion of any loss realized upon a taxable disposition of the Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition. Capital losses not offset by capital gains may be deducted against a non-corporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward indefinitely by non-corporate taxpayers. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

  The capital gains provisions in the legislation authorize the Service to issue regulations (including regulations requiring reporting) applying the provisions to any "pass-through entity" including a REIT and interests in such an entity. No assurance can be given concerning the content of any such regulations. Generally, the determination of when gain is properly taken into account will be made at the entity level.

  Distributions from the Company and gain from the disposition of shares will not ordinarily be treated as passive activity income, and therefore, stockholders generally will not be able to apply any "passive losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) and gain from the disposition of shares generally will be treated as investment income for purposes of the investment interest limitation.

  The Company will report to its domestic stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "Taxation Of Foreign Stockholders" below.

        Gain or loss realized upon a taxable disposition of Common Stock by a stockholder will be treated as long-term capital gain or loss if the Common Stock has been held for more than one year and otherwise, generally, as short-term capital gain or loss. Any loss upon a sale of Common Stock by a stockholder who has held the stock for six months or less (after applying certain holding period rules), will be treated as long-term capital loss to the extent of distributions from the Company or undistributed captial gains required to be treated by such stockholder as long-term capital gain.

Taxation of Tax-Exempt Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. See "ERISA Considerations."

  TAXATION OF FOREIGN STOCKHOLDERS. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in the capital stock of the Company, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

  Distributions that are not attributable to gain from sales or exchanges by the Company of a U.S. real property interest and not designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the stockholder is a foreign corporation). The Company expects to withhold United States income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder (31% if appropriate documentation evidencing such Non-U.S. Stockholders' foreign status has not been provided) unless (1) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or (2) the Non-U.S. Stockholder files an Service Form 4224 with the Company claiming that the distribution is "effectively connected" income. The Treasury Department issued final regulations in October 1997 that modify the manner in which the Company complies with the withholding requirements, generally effective for distributions after December 31, 1998.

  Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, amounts in excess thereof may be withheld by the Company. However, any such excess amount withheld would be refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. Under a separate provision, the Company is required to withhold 10% of any distribution in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% (or 31%, if applicable) on the entire amount of any distribution, to the extent that the Company does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or 31%, if applicable) will be subject to withholding at a rate of 10%.

  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

  The Company will be required to withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, (a) 35% of designated capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (b) 30% of ordinary dividends paid out of earnings and profits. In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. A distribution in excess of the Company's earnings and profits may be subject to 30% dividend withholding if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of the Company's current or accumulated earnings and profits. Tax treaties may reduce the Company's withholding obligations. If the amount withheld by the Company with respect to a distribution to a Non-U.S. Stockholder exceeds the stockholder's United States tax liability with respect to such distribution (as determined under the rules described above), the Non-U.S. Stockholder may file for a refund of such excess from the IRS. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the maximum rate on capital gains of individuals.

  Gain recognized by a Non-U.S. Stockholder upon a sale of shares of capital stock generally will not be taxed under FIRPTA if a REIT is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the shares of capital stock is "effectively connected" with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as United States stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual who was present in the U.S. will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals). A purchaser of shares of capital stock from a Non-U.S. Stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased shares are "regularly traded" on an established securities market or if the Company is a domestically controlled REIT. Otherwise, under FIRPTA the purchaser of shares may be required to withhold 10% of the purchase price and remit such amount to the IRS.

INCOME TAXATION OF THE OPERATING PARTNERSHIP, THE UNDERLYING PARTNERSHIPS AND THEIR PARTNERS

  The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Operating Partnership.

  CLASSIFICATION OF THE OPERATING PARTNERSHIP. The Company will be entitled to include in its income its distributive share of the income and to deduct its distributive share of the losses of the Operating Partnership (including the Operating Partnership's share of the income or losses of any partnerships in which it owns an interest) only if the Operating Partnership is classified for federal income tax purposes as a partnership rather than an association taxable as a corporation. On December 17, 1996, the Service issued final Treasury Regulations regarding the classification of business entities (known as the "check-the-box" rules) which changed the process for electing business tax status.

  The Treasury Regulations, which were effective January 1, 1997, replaced the former rules for classifying business organizations with a simpler elective classification system that generally allows eligible entities to choose to be taxed as partnerships or corporations if such entity is not a "publicly traded partnership". Under the Treasury
Regulations, a limited partnership which qualifies as an eligible entity will generally be allowed to choose to be taxed as a partnership or a corporation. The default classification for an existing entity is the classification that the entity claimed immediately prior to January 1, 1997. Alternatively, an eligible entity may affirmatively elect its classification. An entity's default classification continues until the entity elects to change its classification by means of an affirmative election. Because the Operating Partnership was classified as a partnership as of December 31, 1996, the Operating Partnership will be treated as a partnership for federal income tax purposes for periods after December 31, 1996 pursuant to the new Treasury Regulations. The Operating Partnership confirmed this tax treatment by electing to be treated as a partnership under the Treasury Regulations.

  The Treasury Regulations state that the Service will not challenge the prior classification of an existing eligible entity for periods before January 1, 1997 if: (1) the entity had a reasonable basis for its claimed classification;
(2) the entity and all of its partners recognized the tax consequences of any change in the entity's classification within 60 months before January 1, 1997; and (3) neither the entity nor any member had been notified in writing on or before May 8, 1996, that the classification was under examination by the IRS. Requirements (2) and (3) described in this paragraph are either not relevant to, or have been satisfied by, the Operating Partnership. Accordingly, the Operating Partnership's claimed classification as a partnership for periods prior to January 1, 1997 should be respected if the Operating Partnership had a reasonable basis for such classification.

  In determining whether a reasonable basis for partnership classification existed for periods prior to January 1, 1997, it is necessary to review the former classification rules, under which an organization formed as a partnership will be treated as a partnership for federal income tax purposes rather than as a corporation only if it has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes. These four characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests.

  The Operating Partnership has not requested, nor does it intend to request, a ruling from the Service that it will be treated as a partnership for federal income tax purposes. In the opinion of Nixon, Hargrave, Devans & Doyle LLP, which is based on the provisions of the partnership agreement of the Operating Partnership and on certain factual assumptions and representations of the Company, the Operating Partnership has a reasonable basis for its claim to be classified as a partnership for federal income tax purposes and therefore should be taxed as a partnership rather than an association taxable as a corporation for periods prior to January 1, 1997. Nixon, Hargrave, Devans & Doyle LLP's opinion is not binding on the Service or the courts.

        The Operating Partnership may fall into the definition of a "publicly traded partnership" which will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under Section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. See "Requirements for Qualification --Income Tests."


  If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Requirements for Qualification--Income Tests" and "--Requirements for Qualification-- Asset Tests." In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "--Requirements for Qualification--Annual Distribution Requirements." Further, items of income and deduction of the Operating Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. The Operating Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Operating Partnership's taxable income.

  PARTNERS, NOT PARTNERSHIPS, SUBJECT TO TAX. A partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership's income, gains, losses, deductions and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership.

  PARTNERSHIP ALLOCATIONS. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations may be disregarded for tax purposes under section 704(b) of the Code if they do not have substantial economic effect. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

  TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partners in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Pursuant to section 704(c) of the Code, income, gain, loss and deduction attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

  The partners of the Operating Partnership other than the Company (the "Contributing Partners") are deemed to have contributed general or limited partnership interests in other partnerships owning multifamily residential properties which were acquired by Operating Partnership and which may have had an adjusted tax basis which is less than the fair market value of such interests (the "Contributed Interests"). Upon the merger or dissolution of such partnerships and the transfer of the properties to the Operating Partnership, the Contributing Partners were deemed to have contributed the portion of the properties represented by the Contributed Interests (the "Contributed Property") to the Operating Partnership, and the Operating Partnership's tax basis in the Contributed Property will be the tax basis of the Contributing Partners in the Contributed Interests. Because the Contributed Property has a Book-Tax Difference, the Operating Partnership Agreement will require allocations to be made in a manner consistent with section 704(c) of the Code.

  Under these special rules, the Contributing Partners may be allocated lower amounts of depreciation deductions for tax purposes with respect to the Contributed Property than the amount of such deductions that would be allocated to them if such Contributed Property had a tax basis equal to its fair market value at the time of contribution. In addition, in the event of the disposition of any of the Contributed Property, all income attributable to the Book-Tax Difference of such Contributed Property generally will be allocated to the Contributing Partners, and the Company generally will be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of the Contributed Property. These allocations will tend to eliminate the Book-Tax Differences with respect to the Contributed Property over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) may not entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the Contributed Property in the hands of the Operating Partnership could cause the Company (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to the Company if the Contributed Property had a tax basis equal to its fair market value at the time of contribution, and (ii) possibly to be allocated taxable gain in the event of a sale of Contributed Property in excess of the economic or book income allocated to the Company as a result of such sale. These allocations possibly could cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect its ability to comply with the REIT distribution requirements. See "--Requirements for Qualification--Annual Distribution Requirements."

  DEPRECIATION. The Operating Partnership's assets other than cash will consist largely of property treated as purchased by the Operating Partnership. The Operating Partnership has an aggregate basis in the assets of each partnership it acquires equal to the sum of the purchase price paid for the partnership interests. To the extent that the Operating Partnership's basis in a piece of depreciable property exceeds the basis of the property when it was held by the acquired partnership, such basis should in effect be treated as a newly acquired, separate asset and entitled to 39-year depreciation.

  Section 704(c) of the Code requires that depreciation as well as gain and loss be allocated in a manner so as to take into account the variation between the fair market value and tax basis of the property contributed. Similarly, amortization on intangible contracts for services contributed to the Operating Partnership will be allocated as required by section 704(c) of the Code. Depreciation with respect to any property purchased by the Operating Partnership subsequent to the admission of its partners will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership.

  SALE OF PARTNERSHIP PROPERTY. Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the REIT Requirements, the Company's share as a partner of any gain realized by the Operating Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "--Taxation of the Company as a REIT." Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "-- Requirements for Qualification--Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includible in a property's basis made during the four-year period prior to disposition must not exceed 30% of the property's net sales price. The Operating Partnership holds its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing the properties and to make such occasional sales of the properties, including adjoining land, as are consistent with the Company's and the Operating Partnership's investment objectives. No assurance can be given, however, that every property sale by the Operating Partnership will constitute a sale of property held for investment.


OTHER TAX CONSIDERATIONS

  THE MANAGEMENT COMPANIES. A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Management Companies through dividends on stock of the Management Companies to be held by the Operating Partnership. The Management Companies do not qualify as REITs and will pay federal, state and local tax income taxes on its net income at normal corporate tax rates. The Company expects that the Management Companies' income, after deducting its expenses, will not give rise to significant corporate tax liabilities. The amount of corporate tax liability will increase if the Service disallows the items of expense which the Company expects to be allocated to the Management Companies.

  THE TRUST. The Trust was formed as a "qualified REIT subsidiary." As such it is treated together with the Company as a single entity for federal income tax purposes.

  STATE AND LOCAL TAX CONSIDERATIONS. The Company and the Management Companies will, and the Company's stockholders may, be subject to state or local taxation in various states or local jurisdictions, including those in which the Company, its stockholders or the Operating Partnership transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on their investment in the Company.

  POSSIBLE FEDERAL TAX DEVELOPMENTS. The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of the Company or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

                             ERISA CONSIDERATIONS

  A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan ("Plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards under ERISA in the context of the Plan's particular circumstances before authorizing an investment of any of such Plan's assets in shares of the Company's capital stock. Accordingly, such fiduciary should consider whether the investment (i) satisfies the diversification requirements of section 404(a)(1)(C) of ERISA,
(ii) is in accordance with the documents and instruments governing the Plan to the extent consistent with ERISA, (iii) is prudent and an appropriate investment for the Plan, based on examination of the Plan's overall investment portfolio and (iv) is for the exclusive benefit of Plan participants and beneficiaries, as required by ERISA.

  In addition to the imposition of general fiduciary standards, ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving Plans and persons who have certain relationships to Plans ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Code). The Code's prohibited transaction rules also apply to certain direct or indirect transactions between "disqualified persons" and individual retirement accounts or annuities ("IRAs"), as defined in section 408(a) and (b) of the Code. Thus, a Plan fiduciary and an IRA considering an investment in shares also should consider whether the acquisition or the continued holding of shares might constitute or give rise to a prohibited transaction.

  Those persons proposing to invest on behalf of Plans should also consider whether a purchase of one or more shares of capital stock will cause the assets of the Company to be deemed assets of the Plan for purposes of the fiduciary responsibility and prohibited transaction provisions of ERISA and the Code. The Department of Labor (the "DOL") has issued regulations (the "DOL Regulations") as to what constitutes assets of a Plan under ERISA. Under the DOL Regulations, if a Plan acquires an equity interest in an entity, the Plan's assets would include, for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transaction rules of ERISA and the Code, both the equity interest and an undivided interest in each of the entity's underlying assets unless (a) such interest is a "publicly offered security," (b) such interest is a security issued by an investment company registered under the Investment Company Act of 1940, as amended, or (c) another specified exception applies.




                              SELLING SHAREHOLDERS

         The partners of the Operating Partnership may from time to time tender their Units of limited partnership interest to the Operating Partnership. The Company may give notice to such partners that the Company will acquire such Units in exchange for shares of Common Stock (the
"LP Purchase Right"). All of the shares being offered hereby are being sold by the partners in the Operating Partnership who may acquire shares of Common Stock in exchange for their Units pursuant to the LP Purchase Right (all of such persons being collectively referred to as the "Selling Shareholders"). Although none of the Selling Shareholders has indicated a present intent to tender their Units which would trigger the Company's right to issue shares of Common Stock to them under the LP Purchase Right, the Company is required, pursuant to the terms of various registration rights agreements, to file the registration statement of which this Prospectus forms a part registering such shares for resale under the Securities Act. The Company is bearing all costs of this registration.
The Company will not receive any proceeds from the sale of the shares offered hereby.

         The following table sets forth certain information regarding the Selling Shareholders' ownership of Units and the number of shares of Common Stock which may be issued pursuant to the LP Purchase Right which are registered for resale. Because the Selling Shareholders may sell all, some or none of the shares registered for resale, no estimate can be made concerning the number shares of Common Stock issued in exchange for Units that will be offered hereby or the number of shares or Units that each Selling Shareholder will own upon completion of the offering contemplated by this Prospectus.

                                                         Number of Shares
                                      Units Owned       Registered for Sale
        Name                       Prior to Offering        in Offering
-------------------------------     ----------------- --------------------

Tower Capital, LLC                  279,782                 279,782
Beverly Bernstein                    72,304                  72,304
Park Shirlington Apartments
      Limited Partnership            72,304                  72,304
Leona Libby Feldman                   4,388                   4,388
Braddock Lee Apartments
      Limited Partnership            47,282                  47,282
Sarah Selsky                         42,779                  42,779
Lauren Libby Pearce                  21,938                  21,938
Amy S. Rubenstein                    11,627                  11,627
Beth Dana Rubenstein                 13,689                  13,689
Barton S. Rubenstein                 13,689                  13,689
Lee G. Rubenstein                     2,808                   2,808
Trust U/W Daryl R. Rubenstein
      F/B/O Amy Sara Rubenstein       2,062                   2,062
Steven M. Reich 1976 Trust           59,313                  59,313
WHC Associates, LLC                  83,364                  83,364
Merrill Bank                         19,783                  19,783
Ariel Golden Behr                     1,469                   1,469
Doris Berliner                        2,637                   2,637
Phillip Chmar                         3,830                   3,830
Louis K. Coleman                      7,152                   7,152
Mark Dopkin                             371                     371
Paul Goldberg                           509                     509
Joseph Goldman                        3,661                   3,661
Milton Goldman                        8,363                   8,363
Emmanuel Greenwald                    1,243                   1,243
Samuel and Esther Hanik              16,582                  16,582
Muriel Hettleman                      6,906                   6,906
Charles Heyman                        1,406                   1,406
Samuel Hillman Marital Trust          9,758                   9,758
Samuel Hillman Residuary Trust        9,758                   9,758
Marvin A. Jolson                      1,018                   1,018
Isadore Kaplan Revocable Trust       15,824                  15,824
Milton Klein                          7,305                   7,305
Dr. Lee Kress                         7,152                   7,152
Richard & Cheryl Kress                7,152                   7,152
William Kress Marital Trust          60,305                  60,305
Elmer W. Leibensperger                  859                     859
Merrill & Natalie S. Levy             2,637                   2,637
Gertrude Myerberg                    14,611                  14,611
Bertha Pollack                        2,486                   2,486
Lawrence E. Putnam Family Trust       5,424                   5,424
Stephen F. Rosenberg                    367                     367
Carol Golden                          2,486                   2,486
Z. Valeere Sass, Trustee              2,637                   2,637
Isidore Schnaper                     10,421                  10,421
M. Gerald Sellman                    18,347                  18,347
Dr. Albert Shapiro                   13,196                  13,196
Earle K. Shawe                       85,085                  85,085
Rhoda E. Silverman, Trustee           1,469                   1,469
Herbert J. Siegel                   417,947                 417,947

                                                         Number of Shares
                                     Units Owned       Registered for Sale
        Name                        Prior to Offering    in Offering
-------------------------------     ----------------- --------------------

Siegel Family, LLLP                  31,995                  31,995
Dr. Edgar Sweren                      1,018                   1,018
Dr.Myra Jody Whitehouse               2,085                   2,085
Ms. Terry Whitehouse                  2,085                   2,085
Harold M. Davis                     229,754                 229,754
Nicholas V. Martell                 229,754                 229,754
R.C.E. Developers, Inc.               4,642                   4,642
Frances Berkowitz                     1,358                   1,358
Richard Eisner                       10,180                  10,180
Norman Fieber                        10,180                  10,180
Sylvia Fieber                        10,180                  10,180
Michael Glick                        18,664                  18,664
Ronnie Glick                          1,696                   1,696
Shelley Mendell                       1,500                   1,500
Claire Morse                          5,090                   5,090
Enid Morse                            5,090                   5,090
Lester Morse, Jr.                    19,088                  19,088
Richard Morse                         6,999                   6,999
Leslie G. Berman                     39,094                  39,094



                              PLAN OF DISTRIBUTION


         The shares offered hereby may be offered and sold from time to time as market conditions permit on the New York Stock Exchange, or otherwise, at prices and terms then prevailing, at prices related to the then-current market price, or in negotiated transactions by the holders thereof, which may include donees and pledgees. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate a transaction; (b) purchases by a broker or a dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker or dealer. In effecting sales, brokers or dealers engaged by one or more of the Selling Shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. The Selling Shareholders and such brokers and dealers and any other participating brokers or dealers may be deemed "underwriters" under the Securities Act.


                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Nixon, Hargrave, Devans & Doyle LLP. In addition, Nixon, Hargrave, Devans & Doyle LLP will provide an opinion with respect to certain tax matters which form the basis of the discussion under "Federal Income Tax Considerations".

                                     EXPERTS

         The financial statements incorporated by reference in this Prospectus or elsewhere in the Registration Statement have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.
                                 31

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The following table is an itemized listing of expenses to be incurred by the Company in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than discounts and commissions:

SEC Registration Fee ..................................    $   14,549.00
NYSE Listing Fee ......................................         2,000.00*
Legal Fees and Expenses ...............................         2,000.00*
Accounting Fees and Expenses ..........................         1,000.00*
Miscellaneous .........................................         2,000.00*
                                                              ----------
        Total .........................................    $   21,549.00*

*Estimate

Item 15.  Indemnification of Directors and Officers

         The Company's officers and directors are and will be indemnified under Maryland law, the Articles of Incorporation of Home Properties and the Partnership Agreement ("Operating Partnership Agreement") of Home Properties of New York, L.P., a New York limited partnership of which the Company is the general partner, against certain liabilities. The Articles of Incorporation require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland.
The Bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

         The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. No amendment of the Articles of Incorporation of Home Properties shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits Home Properties to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

         The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to
specified   restrictions.  The MGCL does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of Home Properties contain a provision consistent with the MGCL. No amendment of the Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

         The Operating Partnership Agreement also provides for indemnification of Home Properties and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of Home Properties and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of the Company to Home Properties and its stockholders is limited under Home Properties' Articles of Incorporation.

         Home Properties has entered into indemnification agreements with each of Home Properties' directors and certain of its officers. The indemnification agreements require, among other things, that Home Properties indemnify its directors and those officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Home Properties also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under Home
Properties' directors' and officers' liability insurance.   Although the form
of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and the Bylaws and the Operating Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides.

         Home Properties has purchased insurance under a policy that insures both Home Properties and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Item 16.  Exhibits

5.1  Opinion of Nixon, Hargrave, Devans & Doyle LLP as to legality of common stock*
8.1  Opinion of Nixon, Hargrave, Devans & Doyle LLP as to certain tax matters*
23.1 Consent of Nixon, Hargrave, Devans & Doyle LLP (included as part of Exhibits 5.1 and 8.1)
23.2 PricewaterhouseCoopers LLP*
25   Power of Attorney (included on signature page)

*  Included with this filing.

Item 17.     Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) To remove from registration by means of a post-effective amendment any of the securities beign registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, New York, on the 23rd day of September, 1998.

                                  HOME PROPERTIES OF NEW YORK, INC.




                                   By: /s/ Amy L. Tait
                                       Amy L. Tait
                                       Executive Vice President

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Norman P. Leenhouts, Nelson B. Leenhouts, Richard J. Crossed and Amy L. Tait, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments
(including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agents, and each of them, full power and authority to do and person each and every act and thing requisite or necessary that he might do in person.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                            Date

/s/Norman P. Leenhouts       Director, Chairman               September 23, 1998
Norman P. Leenhouts          and Co-Chief Executive Officer
                             (Principal Executive Officer)


/s/ Nelson B. Leenhouts      Director, President              September 23, 1998
Nelson B. Leenhouts          and Co-Chief Executive Officer
                             (Principal Executive Officer)


/s/ Richard J. Crossed       Director, Executive Vice         September 23, 1998
Richard J. Crossed           President



/s/ Amy L. Tait              Director, Executive Vice         September 23, 1998
Amy L. Tait                  President and Chief
                             Operating Officer


/s/ David P. Gardner         Vice President,Chief             September 23, 1998
David P. Gardner             Financial Officer and Treasurer
                             (Principal Financial and
                             Accounting Officer)
                                   II-4

/s/ Burton S. August, Sr     Director                         September 23, 1998
Burton S. August, Sr


/s/ William Balderston, III  Director                         September 23, 1998
William Balderston, III


/s/ Leonard F. Helbig, III   Director                         September 23, 1998
Leonard F. Helbig, III

/s/ Alan L. Gosule           Director                         September 23, 1998
Alan L. Gosule

/s/ Roger W. Kober           Director                         September 23, 1998
Roger W. Kober


/s/ Clifford W. Smith, Jr    Director                         September 23, 1998
Clifford W. Smith, Jr


/s/ Paul L. Smith            Director                         September 23, 1998
Paul L. Smith


                                     II-5


                                  EXHIBIT INDEX

                Home Properties of New York, Inc. (the "Company")
                 Registration Statement on Form S-3 No. 333-______


NUMBER               DESCRIPTION                                   LOCATION

5.1     Opinion of Nixon,Hargrave, Devans & Doyle LLP                  *
        regarding the legality of the Common Stock
        being registered

8.1     Opinion of Nixon, Hargrave, Devans & Doyle LLP                 *
        regarding certain tax matters

23.1    Consent of Nixon, Hargrave, Devans & Doyle LLP            Included
                                                              with Exhibits 5.1
                                                                   and 8.1

23.2    Consent of PricewaterhouseCoopers LLP                         *

23      Power of Attorney                                        Included on
                                                               signature page



* Filed herewith



